02031408

ARS
12/31/01

2001 Annual Report





ClickAction™ Inc

# Fellow Stockholder:

The fourth quarter of 2001 was successful for ClickAction on a number of fronts, including achieving operating profitability and exceeding Street expectations. Our revenue for the quarter was $3.0 million and the operating income was $16,000. We believe that we are the first public company in the email marketing industry to reach operating profitability.

In 2001, we decided that, in order to become a leading email marketing provider among Fortune 2000 enterprises, we needed to focus solely on our email marketing solution. We took a number of steps in 2001 to accomplish this goal, including:

- Selling the Elibrium software division in June 2001
- Strategically restructuring the company
- Completely focusing our development and resources on our ASP Email Marketing Automation (EMA) product
- Implementing strict management oversight, cost controls and consolidation of expenses

The result is a realigned, cost-efficient and solution-based company that leverages its domain knowledge in email marketing technology, service and education. We believe that our decision to strategically focus on our core business has allowed us to compete and win contracts over our leading competitors.

Specifically, in the fourth quarter of 2001, we launched several new services and educational programs. Our email matching and email change of address services allow our clients to move their offline customers online, maintain the integrity of their profile database and build longer-term relationships with their customers. Also, our ClickAcquire acquisition program, which allows clients to rapidly expand their database, grew significantly during the fourth quarter. We also introduced several client and prospect educational services in 2001, positioning us as the expert in email marketing education among marketers of Fortune 2000 companies. Our educational efforts are proving to be a valuable and effective channel to communicate directly with clients and prospects.

### Positive Industry Trends

Analysts and the media continue to report positive trends in the email marketing industry. An August 2001 study from Forrester Research reported that email marketers more than ever need to build email relationships through online conversations. Forrester reported email marketing spending will increase to $6.8 billion by 2006. Forrester also noted that the number of marketing emails will grow to almost 1 trillion by 2006 and at the same time email marketing spending will experience its fastest growth. We believe that the future of the email marketing industry remains strong.

We have seen this trend in our current business practices. In fact, our clients are deploying more email campaigns and utilizing additional consulting services. Many of our clients have expressed to me personally that they are experiencing significant success with their email marketing initiatives.

### ClickAction EMA Business Model

Our EMA business model continues to be strong. Our email marketing automation product is in its sixth generation and offers advanced features requested by our clients, including:

- Improved support for inbound and outbound messaging, including full internationalization and production localization for Japanese and Western European languages.

- Dynamic HTML content allowing our clients to deliver customized content to subscribers based on data contained in an EMA profile database. For example, a female customer might receive a message promoting a blouse while a male customer would receive the same message, but highlighting a suit.

- Automatic deployment of email campaigns based on data stored in the ClickAction Profile Database. This gives our clients the ability to deploy messages based on customer behavior and reminders.

To compliment our ClickAction EMA technology and services, we continue to expand our industry leading educational programs. Our Email Education Center, www.emaileducation.com, launched in February of this year, promotes the use of email through best practices, articles and industry expert advice and gives marketers access to online seminars and previously recorded events. We are also co-sponsoring our third annual email marketing seminar in New York City in April. With the growing importance of highly targeted email marketing conversations, it is critical that we identify and deliver educational solutions, such as live and virtual seminars and expert advice. We believe this will continue to drive marketers to augment their existing marketing initiatives with email.

### Future Outlook

Due to many accomplishments achieved last year, we are optimistic about the future growth of the business. We anticipate future client wins will come from Fortune 2000 companies signing long-term contracts. Because of the cost-effectiveness of the email medium, we anticipate that Fortune 2000 companies will shift more of their marketing budgets to email marketing.

To accelerate penetration into the Fortune 2000 market, we intend to significantly increase our current number of sales executives and client services professionals during the course of the year. We also expect to generate new revenue sources from services such as acquisition, consulting and data integration. We believe approximately 25 to 35 percent of our revenue in 2002 will come from these value-added services. In fact, we have already secured a $3 million contract to provide acquisition and related services in 2002 from a leading advocacy organization.

Forrester Research reported email marketing spend

# Personalization



Johnston & Murphy is a well known marketer of footwear, apparel, and accessories for men. A division of Genesco Inc., the brand wanted to find an effective online marketing solution that would increase its database of subscribers and market reach. At the same time, the brand sought to maintain online the same personalized customer communication it has mastered in its retail stores.

In order to successfully build their database, Johnston & Murphy implemented ClickAction's acquisition service, which combines state-of-the-art technologies with permission email marketing to create a revolutionary tool for customer acquisition. By connecting more than 75 million consumers with businesses that match their specific interests, ClickAction's acquisition services allowed Johnston & Murphy to target qualified prospects with the goal of turning them into customers. Johnston & Murphy sent more than 15,000 highly personalized emails to a targeted list of business executive prospects, resulting in increased revenues and a click-through rate of 21%.

JOHNSTON & MURPHY.

Brooks Brothers



As a leading direct marketer, Brooks Brothers needed to select an email marketing company that not only provided sophisticated technology and services but could also integrate seamlessly with their existing direct marketing efforts. Using ClickAction's EMA solution, Brooks Brothers has successfully established a multi-channel email database, which has grown over 250% in the last 2 years. The ability to routinely market and communicate to these customers has driven consistent, incremental sales and increased product knowledge - all in a very economical way compared with other direct marketing vehicles.

# Integration

George Grant
President and Chief Executive Officer



In summary, reaching operating profitability in Q4 2001 gives us an advantage over our competitors because we believe we are the first company in the industry to do so. We believe that we have built a solid foundation to grow into 2002 and beyond. Being in the email marketing industry, we cannot ignore the fact that any leading company must face and overcome significant challenges. Our competitors are continuing to engage in significant price competition for email marketing services and, at the same time, many current customers and future prospects are scaling back their advertising and marketing budgets. We are addressing this competitive pricing pressure by offering industry-specific EMA solutions geared toward direct marketers, publishers and organizations. By doing so, we believe that we will have a significant competitive advantage and will generate additional revenue from Fortune 2000 companies in these markets.

My focus at ClickAction is on the tasks critical to our success, continuing to build a customer-focused organization, helping to drive new revenue ad business and working with the employees, partners and investors of ClickAction to ensure we create strong stockholder value.

Finally, I would like to acknowledge the tremendous effort and dedication of our exceptional team of professionals and the strong support of our clients and partners throughout the past year. Without our employees, clients and partners, the many accomplishments in 2001 would not have been possible. On behalf of all of my colleagues here at ClickAction, thank you for your support and financial partnership in building what we believe is a truly great company.

Sincerely,



George Grant
President and Chief Executive Officer

ng will increase to $6.8 billion by 2006.

## Financial Section

# Selected Financial Data

| (in thousands, except per share data) | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2001 | 2000 | 1999 | 1998 | 1997 |
| **Statement of Operations Data:** | | | | | |
| Revenues: | | | | | |
| Email services | $ 13,833 | $ 11,757 | $ 1,081 | $ – | $ – |
| Licenses | 2,000 | – | – | – | – |
| | 15,833 | 11,757 | 1,081 | – | – |
| Cost of revenues – email services | 980 | 2,890 | – | – | – |
| Gross profit | 14,853 | 8,867 | 1,081 | – | – |
| Operating expenses: | | | | | |
| Product development | 6,629 | 7,389 | 1,282 | – | – |
| Sales and marketing | 6,679 | 7,717 | 3,130 | – | – |
| General and administrative | 4,699 | 3,125 | 2,095 | – | – |
| Merger and acquisition related | 94 | – | 232 | – | – |
| Restructuring and impairment charges | 3,979 | – | – | – | – |
| Total operating expenses | 22,080 | 18,231 | 6,739 | – | – |
| Operating loss | (7,227) | (9,364) | (5,658) | – | – |
| Interest income, net | 91 | 345 | 233 | – | – |
| Loss from continuing operations before income tax expense and cumulative effect of accounting change | (7,136) | (9,019) | (5,425) | – | – |
| Income tax expense | 104 | 1 | 19 | – | – |
| Cumulative effect of accounting change | – | (261) | – | – | – |
| Loss from continuing operations | (7,240) | (9,281) | (5,444) | – | – |
| Gain on sale of assets of discontinued operations | 2,602 | – | – | – | – |
| Income (loss) from discontinued operations | (13,134) | 4,761 | 3,221 | 220 | (4,037) |
| Net loss | (17,772) | (4,520) | (2,223) | 220 | (4,037) |
| Preferred stock dividends | (92) | – | – | – | – |
| Loss applicable to common stockholders | $ (17,864) | $ (4,520) | $ (2,223) | $ 220 | $ ( 4,037) |
| Basic net income (loss) per share: | | | | | |
| Net loss from continuing operations | $ (0.57) | $ (0.79) | $ (0.54) | $ – | $ – |
| Net income (loss) from discontinued operations | (0.83) | 0.41 | 0.32 | 0.02 | (0.47) |
| Net income (loss) | $ (1.40) | $ (0.38) | $ (0.22) | $ 0.02 | $ (0.47) |
| Weighted average shares of common stock outstanding used in computing basic net income (loss) per share | 12,801 | 11,741 | 10,022 | 9,306 | 8,576 |
| Diluted net income (loss) per share: | | | | | |
| Net loss from continuing operations | $ (0.57) | $ (0.79) | $ (0.54) | $ – | $ – |
| Net income (loss) from discontinued operations | (0.83) | 0.41 | 0.32 | 0.02 | (0.47) |
| Net income (loss) | $ (1.40) | $ (0.38) | $ (0.22) | $ 0.02 | $ (0.47) |
| Weighted average shares of common stock outstanding used in computing diluted net income (loss) per share | 12,801 | 11,741 | 10,022 | 10,152 | 8,576 |

| (in thousands) | December 31, | | | | |
|---|---|---|---|---|---|
| | 2001 | 2000 | 1999 | 1998 | 1997 |
| **Balance Sheet Data:** | | | | | |
| Cash and cash equivalents | $ 2,137 | $ 8,343 | $ 3,214 | $ 5,440 | $ 5,035 |
| Working capital | 2,432 | 6,411 | 4,337 | 4,825 | 3,739 |
| Total assets | 7,528 | 22,773 | 12,650 | 10,037 | 8,658 |
| Total stockholders' equity | $ 4,189 | $ 18,342 | $ 5,313 | $ 5,662 | $ 4,691 |

# Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion of our financial condition and results of operations along with our consolidated financial statements and the related notes included in this Annual Report. In addition to historical information contained herein, the following discussion contains words such as "intends," "believes," "anticipates," "plans," "expects," and similar expressions which are intended to identify forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from the results discussed in these forward-looking statements. Factors that could cause or contribute to these differences include the factors discussed in our Form 10-K under "Item 1, Business - Factors Which May Impact Future Operating Results." You should not place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as otherwise required by federal securities laws, we do not intend to update any of the forward-looking statements after the date of this Annual Report to conform them to actual results or to reflect new information or changed circumstances.

## Overview

We are a leading provider of email marketing automation products and services. ClickAction Email Marketing Automation, or EMA, solution helps marketers design, deploy and manage personalized email campaigns. ClickAction EMA saves time, generates revenues and reduces costs by providing highly scalable outbound and inbound messaging, one-to-one publication, powerful rule-based segmentation, real-time tracking and detailed reporting, all integrated in a Web-based solution. Our email marketing products are permission-based, which means that our clients send emails to customers and potential customers who have provided their email addresses, have a business relationship or explicitly asked to receive information on specific subjects, brands, services or products. Our clients typically use our EMA solution to send content rich emails that inform these customers about new products, sales and promotions, specified items of interest and corporate events.

On June 15, 2001, we completed the sale of substantially all of the assets and liabilities of our Elibrium division to a corporation owned and controlled by certain former members of our management team. The Elibrium division developed, marketed and manufactured a line of desktop application products consisting of small business productivity software and services.

## Critical Accounting Policies and Estimates

The information contained in this Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. You should read the following discussion along with our condensed consolidated financial statements and the related notes included in this Annual Report. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the relevant reporting period. We base our estimates and judgments, in part, on historical experience and on various other factors that we believe to be reasonable under the circumstances at the time we prepare our financial statements, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Factors that could cause or contribute to these differences include the factors discussed in our Form 10-K under "Item 1, Business – Factors Which May Impact Future Operating Results."

Our critical accounting policies are as follows:

- Revenue recognition;
- Allowance for doubtful accounts;
- Restructuring reserve;
- Valuation of long-lived assets; and
- Accounting for income taxes.

***Revenue recognition.*** We derive our revenues primarily from the following sources:

- EMA
  - Email delivery, which may include setup services,
  - Data and list management services,
  - Consulting services,
- Software licenses, and
- Name acquisition.

We account for revenue related to EMA services as two separate components: email usage and setup fees.

We provide email usage services under two plans. Under a subscription plan, email services are provided over a designated period, typically with a monthly maximum of emails. Subscription plan revenues are recognized ratably over the contract period. Email services are also provided on a project basis and revenues for these services are recognized once the project has been completed. We provide data and list management services and recognize data and list management fees based on the number of email lists downloaded and delivered. We provide consulting services and we recognize consulting services fees as services are rendered.

During the fourth quarter of 2000, we adopted SAB 101 effective January 1, 2000. SAB 101 requires us to have evidence of the fair value of each of the elements in a multiple-element arrangement in order to allocate revenue from the arrangement to an individual element. SAB 101 also requires us to recognize setup fees on a straight-line basis over the term of the service contract. Prior to the adoption of SAB 101, we recognized revenue on setup fees in an amount equal to incremental direct costs incurred related to the setup activities. The remaining setup fees were then recognized on a straight-line basis over the term of the service contract. Results for the years ended December 31, 2000 and 1999 have been restated to reflect the adoption of SAB 101.

We allocate revenue on software arrangements involving multiple elements to each element based on the relative fair values of the elements as required by Statement of Position (SOP) 97-2, Software Revenue Recognition. Our determination of fair value of each element in multiple-element arrangements is based on vendor-specific objective evidence (VSOE). We limit our assessment of VSOE for each element to the price charged when the same element is sold separately. We have analyzed all of the elements included in our multiple-element arrangements and determined that we have sufficient VSOE to allocate revenue to maintenance and support services and consultative services components of our perpetual license products. Accordingly, assuming all other revenue recognition criteria are met, revenue from perpetual licenses is recognized upon delivery using the residual method in accordance with SOP 98-9, and revenue from maintenance and support services is recognized ratably over its respective term.

We recognize revenue for name acquisition services on a per name basis when the names are delivered to the client. We have sold name acquisition services on a stand alone basis and thus have established evidence of fair value. In certain arrangements, the client may have specified name acceptance rights. In these circumstances, no revenue is recognized until the client accepts the names since we do not have sufficient historical experience to estimate client acceptance.

We recognize revenue on all products and services when all of the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the fee is fixed or determinable and (4) collection is reasonably assured or, for software licenses, collection is probable. We define each of the four criteria as follows:

***Persuasive evidence of an arrangement exists.*** It is our customary practice to have a written contract, which is signed by both our client and us.

***Delivery has occurred or services have been rendered.*** Delivery of email under the subscription plan is deemed to have occurred ratably over the term of the contract. Delivery of email on a project basis is deemed to have occurred when the project is completed. Delivery of setup services is deemed to have occurred ratably over the term of the contract. Delivery of data and list management services is deemed to have occurred when email lists are downloaded and delivered. Delivery of consulting services is deemed to have occurred when services are rendered and accepted by our clients. Delivery of licenses is deemed to have occurred when the license is delivered and accepted by our client and there are no other undelivered elements in the contract. If undelivered products and services exist in an arrangement that are essential to the functionality of the delivered software, delivery is not considered to have occurred until these products or services are delivered. Delivery of acquired names is deemed to have occurred when they are delivered to and accepted by our clients.

***The fee is fixed or determinable.*** The fee is customarily fixed and determined in a contract before products and services are delivered. The fee is normally due 30 days from invoice date for our products and services. However, for software licenses, we may grant terms in excess of 30 days but not more than one year.

***Collection is reasonably assured or, for software licenses, collection is probable.*** Collectibility is assessed on a client-by-client basis at the time the arrangement is entered into. We typically sell to clients for which there is a history of successful collection. New clients are subject to a credit review process, through which we evaluate the clients' financial condition and their ability to pay. If we determine that collectibility is not reasonably assured or, for software licenses, collectibility is not probable based upon the credit review, revenue will be recognized on a cash-collected basis. Our initial judgment that collectibility is probable for any given client may change subsequent to the date the transaction is entered into due to deterioration in the client's ability to pay. In such situation, we would recognize additional bad debt expense to the extent all or a portion of the outstanding fees yet to be collected.

***Allowance for doubtful accounts.*** We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our clients to make required payments. The amount of allowance is based upon the age of the account receivable as follows:

| Number of Days | 0-30 | 31-60 | 61-90 | 91 + |
|---|---|---|---|---|
| Allowance for doubtful accounts percentage | 0% | 2% | 20% | 50% |

These percentages are based upon our historical experience. In addition, an allowance is made on a specific account basis if we determine that there is doubt regarding a specific client's ability to pay. If our clients encounter difficulties in meeting their payment obligations to us that differs from our historical loss experience, additional bad debt expense will need to be recognized above our estimates Additionally, if the financial condition of specific clients deteriorates resulting in an impairment of their ability to make payments, we may make additional allowances thus increasing the expense for bad debt.

***Restructuring reserve.*** We established a reserve for the restructuring costs in the quarter ended September 30, 2001. The reserve was established for severance costs in connection with the reduction in staffing levels and the closure of our offices in San Francisco, CA., Los Angeles, CA. and New York, NY. The reserve was made under the assumption that we would not be able to sublease the office space in San Francisco and New York and that we would be able to terminate the office lease in Los Angeles for an expected amount. The severance was paid out in 2001 and the office lease in Los Angeles was terminated February 8, 2002 for the expected amount. If market conditions change and we are able to sublease the office space in San Francisco and New York, the restructuring reserve would be revised downward. The following shows the changes in the reserve account:

| | Initial Restructuring Reserve | Payments | Balance as of Dec. 31, 2001 |
|---|---|---|---|
| Severance costs | $ 203,850 | $ (203,850) | $ – |
| Closure of offices | 777,852 | (158,513) | 619,339 |
| Total | $ 981,702 | $ (362,363) | $ 619,339 |

For more information, see "Restructuring and Impairment Charges," below and "Note 3: Restructuring and Impairment charges" to our consolidated financial statements.

***Valuation of long-lived assets.*** We review our long-lived assets for impairment whenever events or circumstances occur which indicate that we may be unable to recover the recorded value of the affected long-lived assets. In the quarter ended September 30, 2001, we decided to cease product development and product sales to the enterprise software market. By ceasing product development, the capitalized software costs associated with the enterprise software development were determined to be impaired under the requirements of SFAS 121, Accounting for Impairment of Long-Lived Assets. We have determined that the intellectual property resulting from the development effort had no future value and have effectively abandoned this intellectual property.

***Accounting for income taxes.*** We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. To date, we have established a 100% valuation allowance against our deferred tax assets. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event that we were to determine that we would be able to realize any deferred tax assets in the future, an adjustment to the deferred tax assets would increase income in the period such determination was made.

### Results of Continuing Operations

The following table sets forth certain statement of operations data as a percentage of revenues for the years ended December 31, 2001, 2000 and 1999.

**Consolidated Statements of Operations**
(As a Percentage of Revenues)

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| Revenues: | | | |
| Email services | 87.4% | 100.0% | 100.0% |
| Licenses | 12.6 | – | – |
| | 100.0 | 100.0 | 100.0 |
| Cost of revenues – email services | 6.2 | 24.6 | 0.0 |
| Gross profit | 93.8 | 75.4 | 100.0 |
| Operating expenses: | | | |
| Product development | 41.9 | 62.9 | 118.7 |
| Sales and marketing | 42.2 | 65.6 | 289.6 |
| General and administrative | 29.7 | 26.6 | 193.9 |
| Merger and acquisition related | 0.6 | 0.0 | 21.4 |
| Restructuring and impairment charges | 25.0 | 0.0 | – |
| Total operating expenses | 139.4 | 155.1 | 623.6 |
| *Operating loss* | (45.6) | (79.7) | (523.6) |
| Interest income, net | 0.6 | 2.9 | 21.6 |
| Loss from continuing operations before income tax expense and cumulative effect of accounting change | (45.0) | (76.8) | (502.0) |
| Income tax expense | 0.7 | 0.0 | 1.7 |
| Cumulative effect of accounting change [1] | 0.0 | (2.2) | – |
| Loss from continuing operations | (45.7) | (79.0) | (503.7) |
| Gain on sale of assets of discontinued operations | 16.5 | – | – |
| Income (loss) from discontinued operations | (83.0) | 40.5 | 298.0 |
| Net loss | (112.2) | (38.5) | (205.7) |
| Preferred stock dividends | (0.6) | – | – |
| Loss applicable to common stockholders | (112.8)% | (38.5)% | (205.7)% |

Note 1: Represents the cumulative effect of implementing SAB 101 as of January 1, 2000.

### Revenues

Our revenues increased $4.1 million, or 34.7%, to $15.8 million in 2001 from $11.8 million in 2000. The increase in revenues in 2001 was primarily due to the sale of two non-exclusive software licenses, increased name acquisition services and increased email usage in 2001. In 2001, revenues were primarily consisted of email usage, setup fees, data and list management services, consulting services, name acquisition services and software licenses.

Although our revenues increased in 2001 as compared to 2000, our revenues for the third and fourth quarters of 2001 were significantly lower than our revenues during the third and fourth quarters of 2000. Our combined revenues for the third and fourth quarters of 2001 were $5.4 million as compared to $8.9 million for the same period in 2000. This decrease was primarily due to increased pricing pressures in the email marketing industry, reductions in email marketing expenditures by our existing and prospective clients as a result of an overall weak economy and intense competition for new business opportunities. Until the economy improves and companies begin to increase their marketing budgets, we expect these trends to continue and also expect that our competitors in the email marketing industry will continue to use lower prices as a means to generate revenue and improve their market share, which could adversely effect our financial results and may require us to revise our financial projections.

Revenues increased $10.7 million, or 987.9% to $11.8 million in 2000 from $1.1 million in 1999. The increase in revenues was primarily due to increased email usage and increased consulting services. We first introduced our email marketing automation products and services in 1999.

In 2000, we adopted SAB 101, which summarizes SEC's view in applying certain generally accepted accounting principles to revenue recognition in financial statements. See "Note 2: Summary of Significant Accounting Policies" in Notes to Consolidated Financial Statements. As a result of the adoption of SAB 101, our revenues were $280,000 less than it would have been had we remained on the old method. SAB 101 requires us to recognize setup fees on a straight-line basis over the term of the service contract.

### Gross Profit

Our gross profit varies from period to period primarily due to changes in the direct costs associated with our EMA setup activities, consulting services and amortization of our acquired software. Gross profit increased 24.4% to 93.8% in 2001 from 75.4% in 2000. The increase in gross profit was primarily due to reduced use of third party vendors and consultants to complete some of our larger contracts. Gross profit decreased 24.6% to 75.4% in 2000 from 100% in 1999. The decrease in gross profit was primarily due to the use of services from third party vendors. We did not incur any cost of revenues in 1999 which was the year we first introduced our email automation products and services.

### Product Development Expenses

Product development expenses decreased $760,000, or 10.3%, to $6.6 million in 2001 from $7.4 million in 2000. The decrease in product development expenses was primarily due to the capitalization of software development costs related to enterprise software. This capitalized cost was determined to be impaired and was written off in the quarter ended September 30, 2001 as a result of the decision to reposition our business in that quarter. See "Restructuring and Impairment Charges," below. Product development expenses increased $6.1 million, or 476.2%, to $7.4 million in 2000 from $1.3 million in 1999. The increase in product development expenses was primarily due to our entry into the email software market and the development and enhancement of our email marketing automation products and services. We first developed and introduced our email automation products and services in 1999.

### Sales and Marketing Expenses

Sales and marketing expenses decreased $1.0 million, or 13.5%, to $6.7 million in 2001 from $7.7 million in 2000. The decrease in sales and marketing expenses was primarily due to a reduction in headcount in sales and marketing as part of our restructuring efforts in the quarter ended September 30, 2001 and a more focused marketing program which reduced the need for certain promotions in 2001. Sales and marketing expenses increased $4.6 million, or 146.6%, to $7.7 million in 2000 from $3.1 million in 1999. The increase in sales and marketing expenses in 2000 was primarily due to an increased headcount resulting from the acquisition of MarketHome and our entry into the email marketing industry in 1999.

### General and Administrative Expenses

General and administrative expenses increased $1.6 million, or 50.3%, to $4.7 million in 2001 from $3.1 million in 2000. The increase in general and administrative expenses was primarily due to an increase in headcount in human resources, finance and information technology, increased bad debt expense partially offset by a reduced headcount in finance and information technology and the closure of our offices in San Francisco, Los Angeles and New York as part of our restructuring efforts in the quarter ended September 30, 2001. General and administrative expenses increased $1.0 million, or 49.1%, to $3.1 million in 2000 from $2.1 million in 1999. The increase in general and administrative expenses in 2000 from 1999 was primarily the result of an increase in the headcount and infrastructure expenses to support our growth.

### Merger and Acquisition Related Expenses

In 2001, we recorded $94,000 in merger and acquisition related expenses, which were primarily legal and accounting fees associated with evaluating potential acquisitions. In 1999, in connection with the MarketHome acquisition, we incurred a one-time merger-related expense of $231,674.

### Restructuring and Impairment Charges

During the quarter ended September 30, 2001, we decided to reposition our business and focus our resources on enhancing our ASP solutions to enterprise clients and to cease product development and product sales to the enterprise software market. As part of this repositioning, we closed our offices in San Francisco, Los Angeles, and New York and recorded a charge of $778,000 related to facilities closure for the quarter ended September 30, 2001. Also as part of this repositioning, we made a significant reduction in staffing levels related to enterprise software development, and reduced staffing levels in other areas of the Company as well to reduce operating expenses. A total of 57 positions were eliminated and a charge of $204,000 related to severance costs was recorded for the quarter ended September 30, 2001.

On February 8, 2002, a definitive agreement was executed to terminate the lease of our Los Angeles office effective January 1, 2002 in return for the release of a $420,000 letter of credit to the landlord and payment of $13,000 to the landlord for various expenses under the lease. We included in our restructuring and impairment charges for the quarter ended September 30, 2001, $577,000, relating to the cost of terminating this lease. On February 14, 2002, the $420,000 letter of credit was drawn upon.

As a result of our decision to exit the enterprise software market, capitalized software product development costs were determined to be impaired under the requirements of SFAS 121, Accounting for Impairment of Long-Lived Assets, and an impairment charge totaling $3.0 million was recorded in the quarter ended September 30, 2001.

### Interest Income

Interest income decreased by $254,000 or 74% to $91,000 from $345,000 in 2000. The decrease in interest income was primarily due to lower average cash balances and lower average yield. Interest income increased by $112,000 or 48% to $345,000 from $233,000 in 1999. The increase in interest income was due to higher average cash balances resulting in part from the proceeds of sales of additional shares of our common stock.

### Income Tax Expense

Income tax expense increased $102,000 or 5100% to $104,000 in 2001 from $2,000 in 2000. The increase in income tax expense was primarily attributable to a foreign withholding tax we incurred in connection with the licensing agreement we signed with a Japanese company in June 2001. Income tax expense decreased $17,000 or 11% to $2,000 in 2000 from $19,000 in 1999, which consisted primarily of minimum state franchise taxes. Because of the uncertainty of future realization of deferred tax assets, we do not believe that we will be able to generate sufficient future taxable income to take advantage of deferred tax assets. Accordingly, a full valuation allowance has been recorded against the deferred tax assets.

### Preferred Stock Dividends

We recorded $92,000 in preferred stock dividends for 2001 in association with the shares of preferred stock we issued in March of this year. Dividends on these shares of preferred stock are payable semi-annually on June 30 and December 31 of each year until the preferred stock is converted into common stock. Subject to certain conditions, any shares of our Series A Preferred Stock outstanding on January 3, 2003 will automatically convert into shares of our common stock at a conversion price equal to the lesser of $4.09 or the reset price, which is the average closing bid prices of our common stock during the fourth quarter of 2002.

### Net Loss

As a result of the foregoing factors, we incurred a net loss of $17.9 million in 2001 compared to a net loss of $4.5 million in 2000 and a net loss of $2.2 million in 1999.

### Liquidity and Capital Resources

We are continuously monitoring our operations and the use of our cash. We have compiled cash projections for the year ending December 31, 2002 which indicate that sufficient financial resources will be available to enable us to fulfill our operating plan. We developed these forecasts using various scenarios relating to revenue, operating expenses and other non operating cash expenditures. Using minimum estimates of revenue, the forecasts indicate sufficient cash resources will be available to enable us to continue to operate for the year ending December 31, 2002. We will continue to scale operations to match our financial resources.

Additionally, we are investigating alternative sources of capital, including the sale of preferred stock and other financing arrangements.

While we believe we have sufficient financial resources, projections of future operating results are based on estimates and judgments. Should we be unable to execute in accordance to our operating plans, actual cash needs could differ significantly from projections.

Since inception, we have financed our activities primarily from cash generated from operations and equity financings. On March 30, 2001, we completed a private placement of convertible preferred stock and received net proceeds of approximately $3.3 million. On June 15, 2001, we completed the sale of substantially all of the assets and liabilities of our Elibrium division for $3.0 million. In December 2001, we agreed to set off $750,000 from the purchase price to settle a dispute over certain accounts payable and accounts receivable included in the Elibrium sale. After setoffs, the purchase price was reduced to $2.3 million, of which $2.0 million has been collected and the remainder of which, $250,000, is due on March 1, 2002. In connection with the sale of our Elibrium division, we also entered into a licensing agreement with the acquiring company for which we received a fee of $1.5 million. On June 29, 2001, we entered into a sale and leaseback agreement with Sun Microsystems Finance and received net proceeds of $1.6 million. We have no interest-bearing debt instruments. We believe our existing cash and cash equivalents, and cash generated by operations will be sufficient to meet our capital needs for the next twelve months. However, any projections of future cash needs and cash flows are subject to substantial uncertainty. If current cash, cash equivalents and cash that may be generated from operations are insufficient to satisfy our liquidity requirements, we will likely seek to sell additional equity or debt instruments. The sale of additional equity or equity related securities could result in additional dilution to our stockholders.

If all or substantially all of our outstanding accounts and notes receivable as of December 31, 2001 are not paid, we believe that our existing cash and cash equivalents and cash that may be generated from operations may not be sufficient to fund our operations at currently anticipated levels beyond the second quarter of 2002. In such event, additional capital from equity or credit financings may be necessary in order to fund our operations at currently anticipated levels beyond the second quarter of 2002. While we may attempt to finance our future capital needs through some combination of commercial bank borrowings, leasing, vendor financing and the sale of additional equity or debt securities, there can be no assurance that we will be able to raise additional capital, on terms acceptable to us, or at all.

Our capital requirements will vary based upon the timing and success of implementation of our business plan and as a result of technological developments, or if:

- demand for our services or our cash flow from operations varies from projections;
- our growth plans or projections change or prove to be inaccurate;
- we make any acquisitions of or investments in complementary businesses, products, services or technologies; or
- the level of our operating expenses necessary to support our growth varies from projections.

As of December 31, 2001, we had $2.1 million in cash and cash equivalents, of which $678,000 is restricted in a money market account used as a collateral to a standby letter of credit issued in connection with a sale and leaseback transaction with Sun Microsystems Finance in June 2001. The letter of credit will expire on December 31, 2002.

Our operating activities used $10.5 million of cash for the year ended December 31, 2001. These uses were primarily attributable to operating activities for the Elibrium division prior to its sale on June 15, 2001. The changes in operating activities included accounts receivable sold to the company that acquired our Elibrium division, payments received prior to this sale and products returned as part of the inventory rotation cycle which reduced the outstanding receivable balance. Our operating activities used $6.2 million of cash for the year ended December 31, 2000. These uses were primarily attributable to our investment in the development of ClickAction EMA products, the expansion of our sales force and the enhancement of the infrastructure necessary to support our growth and increase sales. Our operating activities used $3.1 million of cash for the year ended December 31, 1999. These uses were primarily attributable to expenses related to our acquisition of MarketHome and investment in our EMA products and services.

Our investing activities provided $721,000 of cash for the year ended December 31, 2001. These activities consisted of proceeds from sale of our Elibrium division to certain former members of our management team for $2.3 million, of which $2.0 million has been paid and the remainder is due March 1, 2002. These activities also consisted of proceeds of $1.6 million from a sale and leaseback transaction with Sun Microsystems Finance. These proceeds were offset by capital expenditures for the purchase of computer equipment and capitalized software costs that were primarily attributed to the development of ClickAction EMA products. The capitalized software costs were determined to be impaired under the requirements of SFAS 121, Accounting for Impairment of Long-Lived Assets, and charged to restructuring and impairment charges in the quarter ended September 30, 2001. Our investing activities used $6.1 million of cash for the year ended December 31, 2000. These activities consisted of capital expenditures for the purchase of computer equipment and capitalized software costs that were primarily attributable to the development of ClickAction EMA products. Our investing activities used $894,000 of cash for the year ended December 31, 1999. These activities consisted of capital expenditures for the purchase of computer equipment and capitalized software costs that were primarily attributed to the development of our desktop application products.

Our financing activities provided $3.5 million in cash for the year ended December 31, 2001 which primarily consisted of net proceeds of $3.3 million from sale of 3,500 shares of preferred stock in the quarter ended March 31, 2001. Our financing activities provided $17.4 million in cash for the year ended December 31, 2000 which primarily consisted of proceeds of $15.3 million from the sale of 971,422 shares of our common stock in a series of private transactions. Our financing activities provided $1.8 million of cash for the year ended December 31, 1999 which primarily consisted of proceeds from the sale of our common stock and exercise of stock options.

### Stock Split

On April 20, 2000, we effected a two-for-one stock split in the form of a stock dividend to stockholders of record as of April 5, 2000. The accompanying notes to consolidated financial statements have been adjusted to reflect the stock split.

### Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) Nos. 141, 142, and 143.

SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets eliminate the pooling-of-interests method of accounting for business combinations and require that goodwill and certain intangible assets not be amortized. Instead, these assets will be reviewed for impairment annually with any related losses recognized in earnings when incurred. We adopted SFAS No. 141 as of July 1, 2001 and will apply its provisions to future acquisitions, if any. We do not believe SFAS No. 141 and SFAS No. 142 will have a material effect on our consolidated financial position or results of operations, unless the Company records material amounts of intangible assets, including goodwill, resulting from future acquisitions, if any.

SFAS No. 143, Accounting for Asset Retirement Obligations requires the recognition of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the carrying amount of the related long-lived asset is correspondingly increased. Over time, the liability is accreted to its present value and the related capitalized charge is depreciated over the useful life of the asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. We do not believe the adoption of SFAS No. 143 will have a material effect on the results of our operations.

In October 2001 the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 addresses accounting and reporting for the impairment or disposal of long-lived assets, including the disposal of a segment of business. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. We do not believe the adoption of SFAS No. 144 will significantly change our method of assessing asset impairment.

# Consolidated Balance Sheets

| | December 31, 2001 | December 31, 2000 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents, including restricted cash of $678,232 in 2001 and $0 in 2000, respectively | $ 2,137,001 | $ 8,342,543 |
| Note receivable | 250,000 | – |
| Accounts receivable, less allowance for doubtful accounts of $571,650 in 2001 and $150,110 in 2000 | 2,409,088 | 2,392,134 |
| Prepaid operating lease obligation | 640,829 | – |
| Other current assets | 267,083 | 106,848 |
| Total current assets | 5,704,001 | 10,841,525 |
| Property and equipment, net | 1,592,942 | 4,197,927 |
| Other assets | 231,478 | 1,134,313 |
| Net assets of Elibrium division sold | – | 6,598,773 |
| Total assets | $ 7,528,421 | $ 22,772,538 |
| **Liabilities and Stockholders' Equity** | | |
| Current liabilities: | | |
| Accounts payable | $ 1,303,411 | $ 2,193,237 |
| Accrued compensation | 384,748 | 943,989 |
| Other accrued liabilities | 1,358,899 | 705,763 |
| Current portion of capital lease obligation | 114,794 | – |
| Deferred revenues | 110,571 | 587,725 |
| Total current liabilities | 3,272,423 | 4,430,714 |
| Long term liabilities: | | |
| Capital lease obligation – less current portion | 67,370 | – |
| Stockholders' equity: | | |
| Preferred stock: $0.001 par value; 2,000,000 shares authorized; 3,500 shares issued and 3,000 shares outstanding in 2001 (aggregate liquidation preference of $3,131,333 in 2001) | 3 | – |
| Common stock: $0.001 par value; 60,000,000 shares authorized; 12,923,603 and 12,592,312 shares issued and outstanding in 2001 and 2000, respectively | 12,924 | 12,592 |
| Deferred stock-based compensation | – | (118,125) |
| Additional paid-in capital | 32,450,166 | 28,858,238 |
| Accumulated deficit | (28,274,465) | (10,410,881) |
| Total stockholders' equity | 4,188,628 | 18,341,824 |
| Total liabilities and stockholders' equity | $ 7,528,421 | $ 22,772,538 |

The accompanying notes are an integral part of these consolidated financial statements.

# Consolidated Statements of Operations

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| Revenues: | | | |
| Email services | $ 13,832,587 | $ 11,756,565 | $ 1,080,634 |
| Licenses | 2,000,000 | – | – |
| | 15,832,587 | 11,756,565 | 1,080,634 |
| Cost of revenues – email services | 980,053 | 2,889,864 | – |
| Gross profit | 14,852,534 | 8,866,701 | 1,080,634 |
| Operating expenses: | | | |
| Product development | 6,628,864 | 7,389,042 | 1,282,334 |
| Sales and marketing | 6,679,361 | 7,717,297 | 3,129,856 |
| General and administrative | 4,698,576 | 3,124,929 | 2,095,251 |
| Merger and acquisition related | 94,168 | – | 231,674 |
| Restructuring and impairment charges | 3,978,609 | – | – |
| Total operating expenses | 22,079,578 | 18,231,268 | 6,739,115 |
| Operating loss | (7,227,044) | (9,364,567) | (5,658,481) |
| Interest income, net | 91,405 | 344,708 | 232,920 |
| Loss from continuing operations before income tax expense and cumulative effect of accounting change | (7,135,639) | (9,019,859) | (5,425,561) |
| Income tax expense | 103,811 | 800 | 18,641 |
| Cumulative effect of accounting change | -- | (261,198) | – |
| Loss from continuing operations | (7,239,450) | (9,281,857) | (5,444,202) |
| Gain on sale of assets of discontinued operations | 2,601,546 | – | – |
| Income (loss) from discontinued operations | (13,134,014) | 4,761,550 | 3,220,910 |
| Net loss | (17,771,918) | (4,520,307) | (2,223,292) |
| Preferred stock dividends | (91,666) | – | – |
| Loss applicable to common stockholders | $ (17,863,584) | $ (4,520,307) | $ (2,223,292) |
| Basic and diluted net income (loss) per share: | | | |
| Net loss from continuing operations | $ (0.57) | $ (0.79) | $ (0.54) |
| Net income (loss) from discontinued operations | (0.83) | 0.41 | 0.32 |
| Net loss | $ (1.40) | $ (0.38) | $ (0.22) |
| Weighted average shares of common stock outstanding used in computing basic and diluted net income (loss) per share | 12,800,910 | 11,740,580 | 10,022,390 |

| | Year Ended December 31, |
|---|---|
| | 1999 |
| Pro forma amounts assuming SAB 101 is applied retroactively | |
| Loss applicable to common stockholders | $ (2,484,490) |
| Net loss per share, basic and diluted | $ (0.25) |

The accompanying notes are an integral part of these consolidated financial statements.

# Consolidated Statements of Stockholders' Equity

| Years Ended December 31, 2001, 2000 and 1999 | Preferred Stock | | Common Stock | | Additional Paid-in Capital | Deferred Stock-based Compensation | Accumulated Deficit | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | | |
| Balances as of December 31, 1998 | 264,798 | $ 264 | 9,483,918 | $ 9,484 | $ 9,568,904 | $ (249,375) | $ (3,667,282) | $ 5,661,995 |
| Conversion of preferred stock to common stock | (264,798) | (264) | 264,798 | 264 | – | – | – | – |
| Issuance of common stock | – | – | 760,514 | 762 | 1,348,890 | – | – | 1,349,652 |
| Exercise of stock options | – | – | 302,878 | 302 | 440,341 | – | – | 440,643 |
| Deferred compensation related to officer stock bonus | – | – | – | – | 5,570 | – | – | 5,570 |
| Amortization of deferred stock compensation | – | – | – | – | – | 78,750 | – | 78,750 |
| Loss applicable to common stockholders | – | – | – | – | – | – | (2,223,292) | (2,223,292) |
| Balances as of December 31, 1999 | – | – | 10,812,108 | 10,812 | 11,363,705 | (170,625) | (5,890,574) | 5,313,318 |
| Issuance of common stock | – | – | 971,422 | 972 | 15,330,460 | – | – | 15,331,432 |
| Exercise of stock options | – | – | 666,539 | 666 | 1,453,266 | – | – | 1,453,932 |
| Employee stock purchase plan | – | – | 142,243 | 142 | 662,037 | – | – | 662,179 |
| Compensation related to stock options issued to consultants | – | – | – | – | 48,770 | – | – | 48,770 |
| Amortization of deferred stock compensation | – | – | – | – | – | 52,500 | – | 52,500 |
| Loss applicable to common stockholders | – | – | – | – | – | – | (4,520,307) | (4,520,307) |
| Balances as of December 31, 2000 | – | – | 12,592,312 | 12,592 | 28,858,238 | (118,125) | (10,410,881) | 18,341,824 |
| Issuance of preferred stock | 3,500 | 3 | – | – | 3,265,873 | – | – | 3,265,876 |
| Conversion of preferred stock to common stock | (500) | – | 136,552 | 137 | (137) | – | – | – |
| Preferred stock dividend | – | – | 15,167 | 15 | 30,318 | – | – | 30,333 |
| Exercise of stock options | – | – | 89,806 | 90 | 211,941 | – | – | 212,031 |
| Employee stock purchase plan | – | – | 89,766 | 90 | 129,006 | – | – | 129,096 |
| Compensation related to stock options issued to consultants | – | – | – | – | 7,427 | – | – | 7,427 |
| Deferred compensation related to officer stock bonus | – | – | – | – | (52,500) | 52,500 | – | – |
| Amortization of deferred stock compensation | – | – | – | – | – | 65,625 | – | 65,625 |
| Loss applicable to common stockholders | – | – | – | – | – | – | (17,863,584) | (17,863,584) |
| Balances as of December 31, 2001 | 3,000 | $ 3 | 12,923,603 | $ 12,924 | $ 32,450,166 | $ – | $ (28,274,465) | $ 4,188,628 |

The accompanying notes are an integral part of these consolidated financial statements.

# Consolidated Statements of Cash Flows

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| **Cash flows from operating activities:** | | | |
| Net loss | $ (17,771,918) | $ (4,520,307) | $ (2,223,292) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | | |
| Net gain on sale of Elibrium division | (2,601,546) | – | – |
| Depreciation and amortization | 1,607,796 | 1,532,807 | 754,320 |
| Loss on sale of equipment | 353,912 | – | – |
| Write-off of long-lived assets | 2,850,977 | – | – |
| Amortization of stock-based compensation | 73,053 | 101,270 | 84,320 |
| Provisions for doubtful accounts | (106,916) | (2,699,181) | 2,287,833 |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable | 9,443,166 | (3,856,630) | (5,559,715) |
| Inventories | (177,761) | (341,165) | (1,272,248) |
| Other current assets | (720,911) | 87,943 | (155,481) |
| Accounts payable | (3,013,609) | 3,660,054 | 2,182,312 |
| Accrued compensation | (736,900) | 421,819 | 284,715 |
| Other accrued liabilities | 813,412 | (998,404) | 900,754 |
| Deferred revenue | (477,154) | 394,479 | (405,760) |
| Net cash used in operating activities | (10,464,399) | (6,217,315) | (3,122,242) |
| **Cash flows from investing activities:** | | | |
| Additions to property and equipment | (411,761) | (4,939,955) | (805,397) |
| Software production costs and other assets | (2,467,632) | (1,161,958) | (88,873) |
| Proceeds from sale of assets and liabilities of Elibrium division | 2,000,000 | – | – |
| Proceeds from sale of property and equipment | 1,600,828 | – | – |
| Net cash provided by (used in) investing activities | 721,435 | (6,101,913) | (894,270) |
| **Cash flows from financing activities:** | | | |
| Proceeds from exercise of common stock options | 212,031 | 1,453,932 | 440,643 |
| Proceeds from issuance of common stock | 129,096 | 15,993,611 | 1,349,652 |
| Proceeds from issuance of preferred stock | 3,265,876 | – | – |
| Repayment of capital lease obligations | (69,581) | – | – |
| Net cash provided by financing activities | 3,537,422 | 17,447,543 | 1,790,295 |
| Net increase (decrease) in cash and cash equivalents | (6,205,542) | 5,128,315 | (2,226,217) |
| Cash and cash equivalents at beginning of year | 8,342,543 | 3,214,228 | 5,440,445 |
| Cash and cash equivalents at end of year | $ 2,137,001 | $ 8,342,543 | $ 3,214,228 |
| Cash paid for: | | | |
| Income taxes | $ 53,540 | $ – | $ 25,800 |
| **Non-cash financing activity:** | | | |
| Sale of Elibrium division net liabilities for notes receivable | $ 250,000 | $ – | $ – |
| Equipment acquired under capital lease | 251,745 | – | – |
| Compensation related to stock options issued to consultants | 7,427 | 48,770 | – |
| Preferred stock dividends paid in common stock | 91,666 | – | – |

See accompanying notes to consolidated financial statements.

### 1. Nature of Business

ClickAction Inc. (the "Company") provides Web-based email marketing automation products and services that help marketers design, deploy and manage personalized email campaigns. The Company's Email Marketing Automation (EMA) product is permission-based and enables its users to send content rich emails that inform their customers about new products, sales and promotions, specified items of interest and corporate events.

### 2. Summary of Significant Accounting Policies

#### Basis of Presentation

The Company's consolidated financial statements include the accounts of its wholly-owned subsidiary, MarketHome. All significant inter-company accounts and transactions have been eliminated in consolidation.

The Company is continuously monitoring its operations and the use of its cash. The Company has compiled cash projections for the year ending December 31, 2002 which indicate that sufficient financial resources will be available to enable the Company to fulfill its operating plan. The Company has developed these forecasts using various scenarios relating to revenue, operating expenses and other non operating cash expenditures. Using minimum estimates of revenue, the forecasts indicate sufficient cash resources will be available to enable the Company to continue to operate for the year ending December 31, 2002. The Company will continue to scale operations to match its financial resources.

Additionally, the Company is investigating alternative sources of capital, including the sale of preferred stock and other financing arrangements.

While the Company believes it has sufficient financial resources, projections of future operating results is based on estimates and judgments. If the Company is unable to execute in accordance to its operating plans, actual cash needs could differ significantly from projections.

#### Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

#### Reclassifications

Certain reclassifications, none of which affected net loss, have been made to prior year amounts to conform to the current year presentation.

#### Revenue Recognition

The Company derives its revenues primarily from the following sources:

- EMA
  - Email delivery, which may include setup services,
  - Data and list management services,
  - Consulting services,
- Software licenses; and
- Name acquisition.

The Company accounts for revenue related to EMA services as two separate components: email usage and setup fees.

The Company provides email usage services under two plans. Under a subscription plan, email services are provided over a designated period, typically with a monthly maximum of emails. Subscription plan revenues are recognized ratably over the contract period. Email services are also provided on a project basis and revenues for these services are recognized once the project has been completed. The Company provides data and list management services and recognizes data and list management fees based on the number of email lists downloaded and delivered. The Company provides consulting services and it recognizes consulting services fees as services are rendered.

During the fourth quarter of 2000, the Company adopted SAB 101 effective January 1, 2000. SAB 101 requires the Company to have evidence of the fair value of each of the elements in a multiple-element arrangement in order to allocate revenue from the arrangement to an individual element. SAB 101 also requires the Company to recognize setup fees on a straight-line basis over the term of the service contract. Prior to the adoption of SAB 101, the Company recognized revenue on setup fees in an amount equal to incremental direct costs incurred related to the setup activities. The remaining setup fees were then recognized on a straight-line basis over the term of the service contract. Results for the years ended December 31, 2000 and 1999 have been restated to reflect the adoption of SAB 101.

The Company allocates revenue on software arrangements involving multiple elements to each element based on the relative fair values of the elements as required by Statement of Position (SOP) 97-2, Software Revenue Recognition. The Company's determination of fair value of each element in multiple-element arrangements is based on vendor-specific objective evidence (VSOE). The Company limits its assessment of VSOE for each element to the price charged when the same element is sold separately. The Company has analyzed all of the elements included in its multiple-element arrangements and determined that it has sufficient VSOE to allocate revenue to maintenance and support services and consulting services components of its perpetual license products. Accordingly, assuming all other revenue recognition criteria are met, revenue from perpetual licenses is recognized upon delivery using the residual method in accordance with SOP 98-9, and revenue from maintenance and support services is recognized ratably over its respective term.

The Company recognizes revenue for name acquisition services on a per name basis when the names are delivered to the client. The Company has sold name acquisition services on a stand alone basis and thus have established evidence of fair value. In certain arrangements, the client may have specified name acceptance rights. In these circumstances, no revenue is recognized until the client accepts the names since the Company does not have sufficient historical experience to estimate client acceptance.

The Company recognizes revenue on all products and services when all of the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the fee is fixed or determinable and (4) collection is reasonably assured or, for software licenses, collection is probable. The Company defines each of the four criteria as follows:

***Persuasive evidence of an arrangement exists.*** It is a customary practice of the Company to have a written contract, which is signed by both client and the Company.

***Delivery has occurred or services have been rendered.*** Delivery of email under the subscription plan is deemed to have occurred ratably over the term of the contract. Delivery of email on a project basis is deemed to have occurred when the project is completed. Delivery of setup services is deemed to have occurred ratably over the term of the contract. Delivery of data and list management services is deemed to have occurred when email lists are downloaded and delivered. Delivery of consulting services is deemed to have occurred when services are rendered and accepted by our clients. Delivery of licenses is deemed to have occurred when the license is delivered and accepted by the Company's client and there are no other undelivered elements in the contract. If undelivered products and services exist in an arrangement that are essential to the functionality of the delivered software, delivery is not considered to have occurred until these products or services are delivered. Delivery of acquired names is deemed to have occurred when they are delivered to and accepted by clients of the Company.

***The fee is fixed or determinable.*** The fee is customarily fixed and determined in a contract before products and services are delivered. The fee is normally due 30 days from invoice date for our products and services. However, for software licenses, we may grant terms in excess of 30 days but not more than one year.

***Collection is reasonably assured or, for software licenses, collection is probable.*** Collectibility is assessed on a client-by-client basis at the time the arrangement is entered into. The Company typically sells to clients for which there is a history of successful collection. New clients are subject to a credit review process through which the Company evaluates the clients' financial condition and their ability to pay. If it is determined that collectibility is not reasonably assured or, for software licenses, collection is not probable based upon the credit review, revenue will be recognized on a cash-collected basis. The Company's initial judgment that collectibility is probable for any given client may change subsequent to the date the transaction is entered into due to deterioration in the client's ability to pay. In such situation, the Company would recognize additional bad debt expense to the extent all or a portion of the outstanding fees yet to be collected.

### Comprehensive Income or Loss

The Company has no items of comprehensive income or loss other than its net loss.

### Cash and Cash Equivalents

The Company considers all liquid instruments with an original maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents are stated at cost, which approximates fair value, and consist primarily of money market securities.

### Restricted Cash

Restricted cash is held in a money market fund account as collateral for a letter of credit issued in connection with an operating lease.

### Allowance for Doubtful Accounts

The Company reviews the outstanding accounts receivable at least once each quarter. The Company estimates the collectibility of each account based on prior experience with the client, recent developments in the client's financial condition, current economic conditions and other relevant factors. If the account is deemed to be fully or potentially uncollectible, an allowance is established. In addition, an allowance is established based on the overall aging of the accounts receivable portfolio, historical experience and general economic conditions.

### Property and Equipment

Property and equipment, comprised primarily of computer equipment and furniture, are stated at cost less accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets, generally three to seven years.

The Company reviews the recoverability of the carrying amount of its property and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. In the event that facts and circumstances indicate that the carrying amount of assets may be impaired, an evaluation of recoverability would be performed and the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to fair value is required. Fair value is determined by reference to discounted future cash flows over the remaining useful life of the related asset.

Property and equipment under capital leases are recorded at an amount equal to the present value of future minimum lease payments computed on the basis of the Company's incremental borrowing rate or, when known, the interest rate implicit in the lease. Amortization of property and equipment under capital leases is on a straight-line basis over the lease term and is included in depreciation and amortization expense.

### Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains cash and cash equivalents with one financial institution which is federally insured up to $100,000 per account. At times, the Company's balance may exceed this limit.

### Advertising Costs

Advertising costs are charged to operations when incurred.

### Income Taxes

Income taxes are provided under the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

### Stock Split

On April 20, 2000, the Company effected a two-for-one stock split in the form of stock dividend to stockholders of record as of April 5, 2000. All per share data and number of common shares have been retroactively adjusted to reflect the stock split.

### Net Income (Loss) Per Share

Basic net income (loss) per share is computed using the weighted average number of shares of common stock outstanding. Diluted net income (loss) per share is computed using the weighted average number of shares of common stock outstanding and potential shares from options of common stock and convertible preferred stock using the treasury stock method, when dilutive.

The common shares used to calculate basic and diluted net income (loss) per share for 2001, 2000 and 1999 are as follows:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| Weighted-average common shares used to calculate basic and diluted net income (loss) per share | 12,800,910 | 11,740,580 | 10,022,390 |

Excluded from the computation of diluted loss per share for 2001, 2000 and 1999 are options to acquire 1,868,235, 2,933,256 and 1,973,026 shares, respectively, of common stock with weighted-average exercise prices of $2.77, $13.49 and $7.57, respectively, and for 2001, the option to convert 3,000 shares of convertible preferred stock into 733,496 shares of common stock, because their effect would be anti-dilutive.

### Stock-Based Compensation

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and Financial Accounting Standards Board (FASB) Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation: An Interpretation of APB Opinion No. 25, and complies with the disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 123. Compensation expense on fixed stock options is based on the difference, if any, on the date of the grant, between the fair value of the Company's stock and the exercise price of the option. The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force (EITF) 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction With Selling, Goods or Services.

### Fair Value of Financial Instruments

The carrying amounts for cash and cash equivalents, accounts receivable, note receivable, accounts payable and accrued expenses approximate their fair values due to the short period of time until maturity.

## 3. Restructuring and Impairment Charges

During the quarter ended September 30, 2001, the Company decided to reposition its business and focus its resources toward enhancing its EMA solutions to its enterprise clients and to cease product development and product sales to the enterprise software market. As part of this repositioning, the Company closed its offices in San Francisco, Los Angeles, and New York and recorded a charge of $778,000 related to facilities closure for the quarter ended September 30, 2001. Also as part of this repositioning, the Company made a significant reduction in staffing levels related to enterprise software development, and reduced staffing levels in other areas of the Company as well to reduce operating expenses. A total of 57 positions were eliminated and a charge of $204,000 related to severance costs was recorded for the quarter ended September 30, 2001.

On October 29, 2001, the Company reached a tentative agreement with the landlord of its Los Angeles office to terminate the lease effective January 1, 2002 in return for payment of rent for the remainder of the year ended December 31, 2001, release of a $420,000 letter of credit to the landlord and payment of $13,000 to the landlord for various expenses under the lease. For the quarter ended September 30, 2001, the Company included in its restructuring and impairment charges the cost of terminating the lease of its Los Angeles office and the lease liabilities for the remaining terms of the leases for its New York and San Francisco offices

The following table sets forth the reserve recorded and payments made against the reserve for the restructuring charges in the year ended December 31, 2001:

| | Initial Restructuring Reserve | Payments | Balance as of Dec. 31, 2001 |
|---|---|---|---|
| Severance costs | $ 203,850 | $ (203,850) | $ – |
| Closure of offices | 777,852 | (158,513) | 619,339 |
| Total | $ 981,702 | $ (362,363) | $ 619,339 |

As a result of the Company's decision to exit the enterprise software market, capitalized software product development costs were determined to be impaired under the requirements of SFAS No. 121, Accounting for Impairment of Long-Lived Assets, and an impairment charge totaling $3.0 million was recorded in the quarter ended September 30, 2001. Management does not believe the unfinished enterprise software would generate any cash flows in the future.

## 4. Discontinued Operations

On June 15, 2001, the Company completed the sale of substantially all of the assets and liabilities of its Elibrium division to a corporation owned and controlled by certain former members of its management team. The Elibrium division developed, marketed and manufactured a line of desktop application products consisting of small business productivity software and services. The original sales price for the Elibrium division was $3.0 million, of which $500,000 was paid on June 15, 2001, $274,000 on June 30, 2001and $726,000 on September 15, 2001. On December 17, 2001, the Company agreed to set off $750,000 from the remaining $1.5 million of scheduled payments of the purchase price from Elibrium. The setoffs were due to a dispute over certain accounts payable and accounts receivable items. Under the definitive settlement agreement, Elibrium agreed to pay $750,000 as the remaining balance of the purchase price, of which $500,000 was paid on December 20, 2001 and $250,000 is due on March 1, 2002. Further, Elibrium agreed to end all dispute, to pay all of certain disputed liabilities and to release the Company of all known and unknown claims arising from the purchase of our Elibrium division.

The asset purchase agreement also provides for further payments to the Company should the acquiring company surpass specified financial goals. The sale resulted in a net gain of $2.6 million for the Company.

In connection with the sale of its Elibrium division, the Company granted the acquiring company an exclusive license relating to its email marketing services for $1.0 million and name acquisition for a one-time fee of $500,000 pursuant to a separate license agreement. The fees were collected and recorded as revenue in the quarter ended June 30, 2001.

The sale of the Elibrium division has been reflected as a discontinued operation in accordance with Accounting Principles Board Opinion No. 30

and is presented separately in the consolidated financial statements. Summary operating results of discontinued operations were as follows:

| | Three Months Ended | | Twelve Months Ended | |
|---|---|---|---|---|
| | Dec. 31, 2001 | Dec. 31, 2000 | Dec. 31, 2001 | Dec. 31, 2000 |
| Desktop applications revenues | $ – | $ 5,791 | $ (577) | $ 20,878 |
| Cost of revenues | – | 2,328 | 4,731 | 6,635 |
| Gross profit (loss) | – | 3,463 | (5,308) | 14,243 |
| Operating expenses | – | 2,232 | 7,826 | 9,482 |
| Income (loss) from discontinued operations | $ – | $ 1,231 | $ (13,134) | $ 4,761 |

## 5. Balance Sheet Components

### Accounts Receivable

| | December 31, | |
|---|---|---|
| | 2001 | 2000 |
| Accounts receivable | $ 2,980,738 | $ 2,542,244 |
| Allowance for returns and doubtful accounts | (571,650) | (150,110) |
| Accounts receivable, net | $ 2,409,088 | $ 2,392,134 |

Bad debt expense was $534,441, $150,110 and $0 for the years ended December 31, 2001, 2000 and 1999, respectively.

### Property and Equipment

| | December 31, | |
|---|---|---|
| | 2001 | 2000 |
| Computer equipment and purchased software | $ 2,778,290 | $ 5,348,935 |
| Capital lease equipment | 251,745 | – |
| Office equipment, furniture and fixtures | 442,805 | 457,317 |
| | 3,472,840 | 5,806,252 |
| Accumulated depreciation and amortization | (1,879,898) | (1,608,325) |
| Property and equipment, net | $ 1,592,942 | $ 4,197,927 |

Depreciation and amortization expense totaled $1,239,855, $1,114,070 and $74,350 for the years ended December 31, 2001, 2000 and 1999, respectively. The accumulated depreciation for capital lease equipment was $74,234 for the year ended December 31, 2001.

### Other Assets

| | December 31, | |
|---|---|---|
| | 2001 | 2000 |
| Software production costs paid to third-party contractors, net of accumulated amortization | $ 150,000 | $ 1,050,647 |
| Deposits | 81,478 | 83,666 |
| | $ 231,478 | $ 1,134,313 |

Amortization expense of acquired software totaled $150,000, $0 and $0 for the years ended December 31, 2001, 2000 and 1999.

### Other Accrued Liabilities

| | December 31, | |
|---|---|---|
| | 2001 | 2000 |
| Customer deposit | $ 43,221 | $ 77,147 |
| Dividend payable | 61,333 | – |
| Legal and accounting | 141,030 | – |
| Name acquisition | 156,815 | – |
| Restructuring reserve | 619,339 | – |
| Other current liabilities | 337,161 | 628,616 |
| Total other accrued liabilities | $ 1,358,899 | $ 705,763 |

## 6. Stockholders' Equity

### Preferred Stock

On March 30, 2001, the Company issued 3,500 shares of its Series A 4% Cumulative Convertible Preferred Stock for an aggregate purchase price of $3.5 million. The net proceeds from this private placement were $3.3 million. The Series A Preferred Stock accrues cumulative dividends at the rate of 4% per annum, payable semi-annually, in shares of its common stock or cash at its option or the holder's option if certain conditions are not satisfied. Prior to January 2, 2003, the Series A Preferred Stock is convertible into shares of our common stock at a conversion price of $4.09.

Subject to certain conditions, any outstanding shares of Series A Preferred Stock will automatically convert into shares of the Company's common stock on January 2, 2003 at a conversion price equal to the lesser of $4.09 or the reset price, which is the average closing bid prices of our common stock during the fourth quarter of 2002.

The Company may redeem any outstanding shares of the Series A Preferred Stock at any time upon 30 days prior notice. The redemption price consists of (a) a cash payment of the original purchase price plus accrued and unpaid dividends and any unpaid liquidated damages, and (b) warrants to purchase 50% of the shares of its common stock issuable upon conversion of any outstanding shares of the Series A Preferred Stock at a conversion price equal to the lower of $4.09 or the average closing bid price over the twenty-five trading days prior to the redemption date.

In the event of any liquidation or dissolution of the Company, the holders of the Series A Preferred Stock will be entitled to receive, out of the assets of the Company available for distribution to stockholders, prior and in preference to the holders of the Company's common stock, a liquidation preference equal to $1,000 per share plus all accrued and unpaid dividends. As of December 31, 2001, the liquidation preference was $3,131,333.

In connection with the issuance of the Series A Preferred Stock, the Company issued a warrant to the holder of the Series A Preferred Stock to purchase 130,978 shares of the Company's common stock. Using the Black-Scholes option pricing model, the fair value of this warrant was estimated to be approximately $73,348 at December 31, 2001 with the following assumptions: risk-free interest rate of 4.5%, life of four years and volatility rate of 155%.

### Common Stock

In March 2000, the Company issued and sold an aggregate of 254,776 shares of common stock in private placements to certain strategic and institutional investors for an average price per share of $20.61. The proceeds from this issuance were approximately $5.2 million. In connection with these transactions, the Company also issued warrants entitling the investors to purchase an aggregate of 25,478 shares of common stock over a three year period with exercise prices equal to the fair market value of the common stock on the warrant issuance dates. The fair value of these warrants was determined to be approximately $490,800 and was estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 6.28% - 6.35%, life of three years, and volatility of 144.81%.

In June and July 2000, the Company issued and sold an aggregate of 716,646 shares of common stock in private placements to certain strategic and institutional investors for an average price per share of $14.07. The proceeds from this issuance were approximately $10.1 million. In connection with these transactions, the Company also issued warrants entitling the investors to purchase an aggregate of 71,666 shares of common stock over a three year period at an average per share price of $14.07. The fair value of these warrants was determined to be approximately $892,000 and was estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 6.28% - 6.35%, life of three years, and volatility of 144.81%.

In April 2001, 500 shares of the 3,500 shares of preferred stock issued in March 2001 were converted into 136,552 shares of the Company's common stock at a per share price of $3.67, which was 105% of the average of the closing bid prices of the common stock over the twenty-five consecutive trading days immediately prior to conversion date.

### Officer Stock Bonus

In June 1998, the Board of Directors granted a stock bonus of 120,000 shares of common stock, at no cost, to a former Chief Executive Officer ("CEO"). At the time of his departure in September 2001, 90,001 shares were vested and the unvested shares were forfeited. The unamortized amount of deferred compensation associated with the forfeited shares, $52,500, was reversed in the quarter ended September 30, 2001. As the shares underlying the stock bonus had not been issued to the CEO as of December 31, 2001, the shares have been presented as outstanding stock options with a zero exercise price in the tables below.

### Stock Options

In September 1994, the Company granted five key employees an aggregate of 470,000 common stock options at an exercise price of $0.75 per share, the fair market value of the Company's common stock on the date of grant. These options vested ratably over three years and expire 10 years from the grant date. The Company adopted the 1995 Equity Incentive Plan (the Plan) in April 1995, and reserved 2,000,000 shares thereunder. The Plan provides for the grant of incentive stock options to employees of the Company and for the grant of nonstatutory stock options to employees and consultants of the Company. The Board of Directors administers the Plan and has the discretion to grant stock options. Exercise prices may not be less than 100% and 85% of the fair market value at the date of grant for incentive options and nonstatutory options, respectively. In May 1999 and 2000, the Company's stockholders approved an amendment to the Plan and increased the aggregate number of shares under such plan by 1,200,000 and 1,500,000, respectively. Options granted under the Plan generally vest over four years and expire 10 years from the grant date. In 2001, the Company granted 1,785,410 options under the Plan.

The Company adopted the 1995 Non-employee Directors' Plan in April 1995 and reserved 400,000 shares thereunder. The Non-employee Directors' Plan provides for the automatic grant of nonstatutory stock options to non-employee directors of the Company at the fair market value of the common stock on the date of grant. The term of all options granted under the Non-employee Directors' Plan may not exceed 10 years or the end of the director's status as director. In 2001, the Company granted 10,000 options under the Non-employee Directors' Plan.

The Company adopted the 1998 Non-Officer Stock Option Plan (the "NOSOP") in November 1998 and reserved 430,000 shares thereunder. The NOSOP provides for the grant of non-qualified options to non-officer employees and consultants of the Company. The Board of Directors administers the NOSOP and has the discretion to grant stock options. Exercise prices may not be less than 100% of the fair market value at the date of grant. In November 1999, the Board of Directors approved an amendment to the NOSOP plan and increased the aggregate number of shares under the NOSOP plan by 1,000,000. Options granted under the NOSOP generally vest over four years and expire 10 years from the grant date. The Company granted 446,000 options during 2001 under the NOSOP.

In 1999, the Company adopted the MarketHome 1997 Stock Option Plan ("MarketHome Plan") through the MarketHome acquisition. The MarketHome Plan offered the grant of incentive and non-qualified options to employees and consultants of the Company. Options granted under the MarketHome Plan generally vest over four years and expire 10 years from the grant date. Prior to the acquisition, MarketHome granted a total of 317,538 shares under the MarketHome Plan. MarketHome common stock options were converted to ClickAction options following the August 5, 1999 merger. The number and per share prices are reported pursuant to the 13.7551 to 1.0 exchange ratio as specified in the merger agreement for all periods presented. All non-vested outstanding MarketHome options to non-employees at August 5, 1999 were canceled.

The Company adopted the 2001 Equity Incentive Plan in April 2001, and reserved 1,700,000 shares thereunder. The Plan provides for the grant of incentive stock options to employees of the Company and for the grant of nonstatutory stock options to employees and consultants of the Company. The Board of Directors administers the Plan and has the discretion to grant stock options. Exercise prices may not be less than 100% of the fair market value at the date of grant for both incentive options and nonstatutory options. Options granted under the Plan generally vest over four years and expire 10 years from the grant date. In 2001, the Company granted 20,000 options under the Plan.

The following table summarizes all stock option and stock bonus activities for the Company's stock option plans:

| | Shares Under Option | Weighted Average Exercise Price per Share |
|---|---|---|
| Outstanding as of December 31, 1998 | 2,619,054 | $ 1.58 |
| Granted | 2,497,282 | 5.45 |
| Expired or canceled | (478,570) | 4.07 |
| Exercised | (302,878) | 1.46 |
| Outstanding as of December 31, 1999 | 4,334,888 | 1.94 |
| Granted | 2,976,321 | 12.90 |
| Expired or canceled | (977,138) | 10.80 |
| Exercised | (666,540) | 2.17 |
| Outstanding as of December 31, 2000 | 5,667,531 | 7.40 |
| Granted | 2,261,410 | 1.86 |
| Expired or canceled | (3,865,003) | 8.03 |
| Exercised | (89,806) | 2.37 |
| Outstanding as of December 31, 2001 | 3,974,132 | 3.75 |
| Available for grant at December 31, 2001 | 4,103,342 | |

The following table summarizes information about stock bonuses and stock options outstanding as of December 31, 2001:

| Range of Exercise Prices | Number Outstanding | Weighted-Average Remaining Contractual Life | Weighted-Average Exercise Price | Number Exercisable | Weighted-Average Exercise Price |
|---|---|---|---|---|---|
| $ 0.00 | 90,001 | 0.50 (yrs.) | $ 0.00 | 90,001 | $ 0.00 |
| 0.14- 9.03 | 3,554,022 | 8.21 | 2.93 | 2,026,179 | 3.31 |
| 10.13-17.56 | 290,109 | 8.61 | 12.75 | 169,447 | 12.91 |
| 20.00-30.00 | 40,000 | 8.92 | 20.00 | 9,998 | 20.00 |
| $ 0.00-30.00 | 3,974,132 | 8.07 | $ 3.75 | 2,295,625 | $ 3.97 |

The Company applies the intrinsic value method in accounting for its stock option plans and, accordingly, does not recognize compensation cost when the exercise price is equal to the fair market value of the underlying common stock on the date of grant. If the Company had elected to recognize compensation cost based on the fair value method as prescribed by SFAS No. 123, net income (loss) per share would have been changed to the pro forma amounts indicated in the table below:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Net loss: | | | |
| As reported | $ (17,863,584) | $ (4,520,307) | $ (2,223,292) |
| Pro forma | (28,014,371) | (17,843,159) | (6,293,290) |
| Basic net loss per share: | | | |
| As reported | $ (1.40) | $ (0.38) | $ (0.22) |
| Pro forma | (2.19) | (1.51) | (0.63) |
| Diluted net loss per share: | | | |
| As reported | $ (1.40) | $ (0.38) | $ (0.22) |
| Pro forma | (2.19) | (1.51) | (0.63) |

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Expected dividend yield | – | – | – |
| Expected stock price volatility | 155.32% | 144.81% | 88.37% |
| Risk-free interest rates | 4.30%-4.40% | 4.95%-4.97% | 6.09%-6.97% |
| Expected life of options | 5 years | 5 years | 4 - 5 years |

The weighted-average fair value of options granted during 2001, 2000 and 1999 was $1.72, $9.76 and $10.21 per share, respectively.

## 7. Segment and Geographic Information

The Company's chief operating decision maker is considered to be the Company's Chief Executive Officer (CEO). The CEO reviews financial information on a consolidated basis for purpose of making operating decisions and assessing financial performance.

The Company has not separately reported segment information on a geographic basis, as international sales represent approximately 6% of net revenue for the year ended December 31, 2001. Capital expenditures for long-lived assets are not reported to management by segment.

The following tables summarize sales to customers when sales to such customers exceeded 10% of revenues as well as the amounts due from these customers as a percentage of total gross accounts receivable.

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| Percentage of net revenues | | | |
| Customer A | 10% | 26% | – |
| Customer B | 1% | 3% | 19% |
| Customer C | – | – | 10% |

| | December 31, | |
|---|---|---|
| | 2001 | 2000 |
| Percentage of total accounts receivable as of | | |
| Customer A | 13% | 15% |
| Customer B | – | 2% |
| Customer C | – | – |

## 8. Income Taxes

Income tax expense for the years ended December 31, 2001, 2000 and 1999 is allocated as follows:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Continuing operations | $ 103,811 | $ 800 | $ 8,641 |
| Discontinued operations | – | 800 | – |
| Total income tax expense | $ 103,811 | $ 1,600 | $ 8,641 |

The components of income tax expense for the years ended December 31, 2001, 2000 and 1999 comprised of the following:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| **Income taxes:** | | | |
| Current: | | | |
| Federal | $ – | $ – | $ 5,636 |
| State | 3,811 | 1,600 | 1,600 |
| Foreign | 100,000 | – | 11,405 |
| Total current tax expense | 103,811 | 1,600 | 18,641 |
| Deferred: | | | |
| Federal | – | – | – |
| State | – | – | – |
| Total deferred tax expense | – | – | – |
| Total income tax expense | $ 103,811 | $ 1,600 | $ 18,641 |

The December 31, 2001, 2000 and 1999 income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax income (loss) as a result of following:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Federal tax benefit at statutory rate | $ (6,007,092) | $ (1,447,553) | $ (749,581) |
| State taxes | 3,811 | 1,600 | 1,600 |
| Nondeductible expenses | 36,463 | 37,969 | 291,209 |
| Foreign withholding tax | 100,000 | – | 11,405 |
| Current year operating losses and temporary differences for which no tax benefit is recognized through income | 5,970,629 | 1,409,584 | 458,373 |
| Other differences | – | – | 5,636 |
| Actual income tax expense | $ 103,811 | $ 1,600 | $ 18,641 |

As of December 31, 2001, 2000 and 1999, the types of temporary differences that give rise to significant portions of the Company's deferred tax assets and liabilities are set out below:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Deferred tax assets: | | | |
| Accrual and reserves | $ 869,029 | $ 759,015 | $ 1,204,739 |
| Net operating loss carryforwards | 10,526,511 | 3,747,789 | 1,254,654 |
| Capitalized start up costs | 12,390 | 36,292 | 49,490 |
| Tax credit carryforwards | 1,314,661 | 1,084,809 | 984,230 |
| Gross deferred tax assets | 12,722,591 | 5,627,906 | 3,493,113 |
| Less: Valuation allowance | (12,722,591) | (5,627,906) | (3,493,113) |
| Net deferred tax assets | $ – | $ – | $ – |

The net changes in the total valuation allowance for the years ended December 31, 2001, 2000 and 1999 were increases of $7,094,685, $2,134,793 and $830,847, respectively. The Company's accounting for deferred taxes under SFAS No. 109 involves the evaluation of a number of factors concerning the realizability of the Company's deferred tax assets. To support the Company's conclusion that a 100% valuation allowance was required, management primarily considered such factors as the Company's history of operating losses, the nature of the Company's deferred tax assets and the absence of taxable income in prior carryback years. Although management's operating plans assume taxable income and operating income in future periods, management's evaluation of all the available evidence in assessing the realizability of the deferred tax assets indicates that such plans are not considered sufficient to overcome the available negative evidence.

As of December 31, 2001 the Company has federal and California net operating losses carryforwards of approximately $28,185,000 and $16,172,000, respectively, which expire in various years through 2021 and

2011, respectively. The Company also has federal and California research and development tax credit carryforwards of approximately $619,000 and $532,000, respectively. The federal credits expire between 2010 and 2021, while the California credit may be carried forward indefinitely. The Company also had federal minimum tax credit, foreign tax credit, and California manufacturing investment credit carryforwards of approximately $38,000, $138,000, and $255,000, respectively. The foreign tax credit expires between 2002 and 2006.

Federal and California tax laws impose substantial restrictions on the utilization of net operating loss and credit carryforwards in the event of an "ownership change" for tax purposes, as defined in Section 382 of the Internal Revenue Code. If an ownership change occurred, utilization of the net operating loss carryforwards could be reduced significantly.

Included in gross deferred tax assets above is approximately $814,000 related to stock option compensation for which the benefit, when realized, will be recorded directly to stockholders' equity.

## 9. Commitments

### Leases

The Company has entered into agreements to lease various facilities and equipment under certain non-cancelable operating and capital leases that expire at various dates through 2004. The following table sets forth the payment obligations under these agreements by period:

| | Payments Due by Period | | | |
|---|---|---|---|---|
| Obligations | Total | 2002 | 2003 | 2004 |
| Capital leases | $ 197,387 | $ 114,794 | $ 66,930 | $ 15,663 |
| Operating leases | 1,808,770 | 1,261,937 | 399,226 | 147,607 |
| Other long term obligations | 256,250 | 256,250 | – | – |
| Total | $ 2,262,407 | $ 1,632,981 | $ 466,156 | $ 163,270 |

Capital leases – the Company has entered into financing agreements with various leasing companies to lease computer related equipment under lease terms ranging from 24 months to 36 months. These leases are categorized as capital leases under SFAS No. 13, Accounting for Leases. Property and equipment under capital leases are recorded at an amount equal to the present value of future minimum lease payments computed on the basis of the Company's incremental borrowing rate or, when known, the interest rate implicit in the lease. Amortization of property and equipment under capital lease is on a straight-line basis over the lease term and is included in depreciation expense. A summary is presented below for all capital leases including provisions for interest.

| | Years Ending December 31, |
|---|---|
| | Capital Leases |
| 2002 | $ 114,794 |
| 2003 | 66,930 |
| 2004 | 15,663 |
| Total future payments for capital leases | 197,387 |
| Less interest under capital lease obligations | (15,223) |
| Net present value of capital leases | $ 182,164 |

Operating leases – the Company entered into a sale and leaseback transaction with Sun Microsystems Finance in June 2001. The lease expires December 31, 2002, at which time the Company will have the option to purchase the equipment at fair market value or continue to lease under renegotiated terms. The operating leases also include facilities leases in Palo Alto, CA., San Francisco, CA. and New York, NY. These leases are categorized as operating leases under SFAS No. 13, Accounting for Leases.

Other long term obligations – the Company entered into a consulting agreement with a system integration company in October 2001 to provide localization services which include converting its software into a platform that can accept foreign languages and translating all manuals, training and marketing materials into the Japanese language.

Rent expense for the years ended December 31, 2001, 2000 and 1999 was approximately $946,354, $748,618 and $496,270, respectively.

### Letter of Credit

On January 26, 2001, the Company entered into a five-year lease agreement with the landlord of our Los Angeles office. As one of the conditions of the lease, the Company made a deposit of $420,000 in the form of a standby letter of credit. On October 29, 2001, the Company reached a tentative agreement with the landlord of its Los Angeles office to terminate the lease effective January 1, 2002 in return for payment of rent for the remainder of the year ended December 31, 2001, release of a $420,000 letter of credit to the landlord and payment of $13,000 to the landlord for various expenses under the lease.

On June 29, 2001, the Company entered into a sale and leaseback agreement with Sun Microsystems Finance and received net proceeds of $1.6 million. In connection with this transaction, the Company was required to make future operating lease payments totaling $1.5 million. The Company was also required to obtain a standby letter of credit in the amount of $678,232, which expires on December 31, 2002.

### Bonus Plan

The Company's contributions to its employee bonus plan are made at the Company's discretion. Contributions to the bonus plan amounted to $0, $720,961 and $265,108 for the years ended December 31, 2001, 2000 and 1999, respectively.

## 10. Quarterly Operating Results (Unaudited)

Effective January 1, 2000, the Company changed its method of accounting for revenue recognition to conform with the guidance provided by SAB 101 (see Note 2). The Company's unaudited financial results for the quarters ended March 31, June 30 and September 30, 2000 have been restated to apply SAB 101 retroactively. The impact in 2000 of adopting SAB 101 was to reduce net income before the cumulative effect of the accounting change by $280,000.

| (In thousands) | For the Three Months Ended | | | |
|---|---|---|---|---|
| | Mar. 31 | Jun. 30 | Sept. 30 | Dec. 31 |
| Year ended December 31, 2001 | | | | |
| Revenues | $ 5,315 | $ 5,103 | $ 2,369 | $ 3,046 |
| Gross profit | 5,077 | 4,938 | 2,100 | 2,738 |
| Income (loss) from operations | (378) | (535) | (6,329) | 16 |
| Loss from continuing operations | (350) | (533) | (6,310) | (137) |
| Loss from discontinued operations | (2,201) | (7,581) | – | (750) |
| Net loss per share – basic and diluted | | | | |
| Net loss from continuing operations | (0.03) | (0.04) | (0.49) | (0.01) |
| Net loss from discontinued operations | (0.17) | (0.60) | – | (0.06) |
| | (0.20) | (0.64) | (0.49) | (0.07) |

| (in thousands) | For the Three Months Ended | | | |
|---|---|---|---|---|
| | Mar. 31 | Jun. 30 | Sept. 30 | Dec. 31 |
| Year ended December 31, 2000 | | | | |
| Revenues | $ 1,064 | $ 1,765 | $ 3,638 | $ 5,290 |
| Gross profit | 862 | 1,205 | 2,691 | 4,109 |
| Loss from operations | (2,655) | (3,493) | (2,318) | (898) |
| Loss from continuing operations | (2,613) | (3,429) | (2,189) | (789) |
| Income from discontinued operations | 372 | 1,508 | 1,650 | 1,231 |
| Net income (loss) per share – basic | | | | |
| Net loss from continuing operations | (0.24) | (0.30) | (0.01) | (0.06) |
| Net income (loss) from discontinued operations | 0.03 | 0.13 | (0.03) | 0.10 |
| | (0.21) | (0.17) | (0.04) | 0.04 |
| Net income (loss) per share – diluted | | | | |
| Net loss from continuing operations | (0.24) | (0.30) | (0.01) | (0.06) |
| Net income (loss) from discontinued operations | 0.03 | 0.13 | (0.03) | 0.09 |
| | (0.21) | (0.17) | (0.04) | 0.03 |

# Independent Auditors' Report

The Board of Directors and Stockholders
ClickAction Inc.:

We have audited the accompanying consolidated balance sheets of ClickAction Inc., and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ClickAction Inc. and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statements schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

KPMG LLP

KPMG LLP
Mountain View, California
February 1, 2002

# Directors, Officers and Corporate Information

### Board of Directors

**Gregory Slayton**
Chairman
ClickAction Inc.

**George Grant**
President and Chief Executive Officer
ClickAction Inc.

**David Mans**
Former Chief Executive Officer
ClickAction Inc.

**Howard Love**
Principal and Founder
Love Capital

**Ed Niehaus**
President and Chief Executive Officer
Niehaus Ryan Wong, Inc.

**Emerick Woods**
Former President and Chief Executive Officer
Vicinity Corporation

**Barton Foster**
Executive Vice President, Worldwide Marketing
Informatica

### Officers & Management

**George Grant**
President and Chief Executive Officer

**Mark Elpers**
Senior Vice President, Marketing

**David Paterson**
Senior Vice President, Support Services

**Kentyn Reynolds**
Senior Vice President, Technology

**Albert Liong**
Senior Vice President, Finance

**Andrew Caso**
Senior Vice President, Sales and Client Services

### Corporate Offices

2197 East Bayshore Road
Suite 100
Palo Alto, California 94303
650.473.3600

### Legal Counsel

Orrick, Herrington & Sutcliff LLP
Sacramento, California

### Independent Auditor

KPMG LLP
Mountain View, California

### Stock Registrar and Transfer Agent

Equiserve Trust Company
P.O. Box 43010
Providence, Rhode Island, 02940-3010
781.575.3120
www.equiserve.com

### Form 10-K

A copy of ClickAction Inc.'s annual report on Form 10-K filed with the Securities and Exchange Commission (excluding exhibits) will be furnished without charge to stockholders of record upon request to:

Investor Relations
ClickAction Inc.
2197 East Bayshore Road
Suite 100
Palo Alto, California 94303
PH: 650.463.3948
FX: 650.473.3646
Email: IR@clickaction.com

### Annual Meeting

Tuesday, May 21, 2002, 1:00 p.m. PT
ClickAction Inc.
2197 East Bayshore Road
Suite 100
Palo Alto, California 94303

### Common Stock Prices

The Company's stock began trading on the Nasdaq Stock Market under the symbol MYSW on June 15, 1995. In September 1999, the Company changed its corporate name from MySoftware Company to ClickAction Inc. The Company also changed its stock symbol from MYSW to CLAC. As of December 31, 2001, there were approximately 99 holders of record of the Company's common stock. The Company has never paid any cash dividends.

| | High | Low |
|---|---|---|
| 1999 by quarter: | | |
| First | $ 11.57 | $ 7.00 |
| Second | 9.94 | 7.38 |
| Third | 10.91 | 5.57 |
| Fourth | 15.00 | 4.85 |
| 2000 by quarter: | | |
| First | $ 35.50 | $ 10.00 |
| Second | 24.94 | 8.00 |
| Third | 17.50 | 8.25 |
| Fourth | 10.25 | 5.00 |
| 2001 by quarter: | | |
| First | $ 9.25 | $ 3.22 |
| Second | 5.65 | 1.85 |
| Third | 2.05 | 0.43 |
| Fourth | 0.88 | 0.30 |

ClickAction, Inc. is a leading provider of email marketing automation products and services. ClickAction Email Marketing Automation (EMA) helps marketers design, deploy and manage personalized email campaigns that maximize the lifetime value of each customer.

ClickAction EMA saves time, generates revenues and reduces costs by providing a highly scalable outbound and inbound messaging, one-to-one publication, powerful rule-based segmentation, real-time tracking and detailed reporting, all integrated in a Web-based solution. 100% Java-based, ClickAction EMA is built for easy deployment and integration with industry-leading third party applications. ClickAction EMA products and services range from fully hosted ASP applications to licensable, enterprise-class software.

ClickAction products have a proven track record of success in a variety of industries including retail, catalog, brand and publishing. In addition to ClickAction EMA, the company offers acquisition and rich media services.

Design and production services: Palanquin Inc. San Francisco

ClickAction Inc.
2197 East Bayshore Road, Suite 100
Palo Alto, California 94303
Corporate office: 650-473-3600
Investor relations: 650-463-3948
Fax: 650-325-0873

For more information
www.ClickAction.com

CAUCM-AR-02